SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records Demand Growth of 12.7%

and Load Factor of 62.9% in May 2011

Average load factor grew by 5.0 percentage points year-on-year. Performance is in line with the Company's strategy of maximizing aircraft productivity

São Paulo, June 13, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch:BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded demand growth of 16.7% on its international route network and 12.3% on its domestic network.

Demand

Demand on the domestic market grew by 12.3% over the same period last year, mainly due to dynamic fare management, which encouraged domestic traffic during a typically low-season month, as well as the expansion of the route network (Montes Claros), and the traffic generated by the trade agreements signed by the Company with regional partners since May 2010, which increased the network’s regional penetration. On the other hand, average yield fell by around 12.0% year-on-year, partially offset by the 4.4 percentage point upturn in the average load factor. In relation to April 2011, average yield fell by 8.1% given that both Easter and the national Tiradentes holiday fell in the latter month, fueling domestic leisure traffic.

International demand climbed by 16.7% over the same period last year, mainly due to the same reason described above, in addition to: (i) the launch of new international destinations between the two periods (Bridgetown/Barbados and Aeroparque/Buenos Aires); (ii) joint operations with travel agencies to sell block seating on flights in order to increase sales to leisure travelers, which also fueled demand from the emerging middle class; (iii) the signing of new code-share agreements (Qatar Airlines), representing an additional sales channel for GOL and feeding its route network; and (iv) the 11.0% appreciation of the Real against the U.S. dollar, favoring the expansion of international tourism.  In comparison with the month before, demand fell by 5.8% for the same reasons that affected domestic demand in the same period.

Operating Data	May 2011(*)(**)	May 2010(*)(**)	Var.% (YoY)	April 2011(*)(**)	Var.% (MoM)
Total System
ASK (mm)(1)	3,886.1	3,745.4	3.8%	3,722.2	4.4%
RPK (mm)(2)	2,444.6	2,169.4	12.7%	2,653.7	-7.9%
Load Factor(3)	62.9%	57.9%	+5.0 p.p.	71.3%	-8.4 p.p.
Domestic Market
ASK (mm)(1)	3,542.5	3,392.5	4.4%	3,374.8	5.0%
RPK (mm)(2)	2,239.1	1,993.4	12.3%	2,435.6	-8.1%
Load Factor(3)	63.2%	58.8%	+4.4 p.p..	72.2%	-9.0 p.p.
International Market
ASK (mm)(1)	343.7	352.8	-2.6%	347.4	-1.1%
RPK (mm)(2)	205.5	176.0	16.7%	218.1	-5.8%
Load Factor(3)	59.8%	49.9%	+9.9 p.p.	62.8%	-3.0 p.p.

(*) May 2011 – preliminary figures; May 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; April 2011– ANAC figures.

(**) Considering the new calculation methodology introduced by ANAC’s 2010 DCA Manual.

Supply

Supply moved up by 3.8% year-on-year, due to the Company’s policy of introducing responsible capacity increases in line with the current global aviation scenario. Thus, GOL remained committed to its strategy of improving aircraft productivity by: (i) increasing load factors; (ii) returning two B767 aircraft and reducing charter flights using this model, which consumes more fuel; and (iii) reassessing the financial viability of all its routes, resulting in the discontinuation of flights  to Bogota in Colombia. In comparison with March 2010, supply climbed by 4.4% due to the higher number of operational days (31 in May, versus 30 in April). In daily average terms, the upturn was only 1.0%.

Load Factor and Yield

GOL’s total load factor came to 62.9% in May (5.0 p.p. up year-on-year and 8.4 p.p. down on the month before). Although yield stayed close to R$19.00 cents, the market has provided an opportunity for a recovery of this indicator from the second half of the month.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations

Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail:meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.